06007883

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2006 213 PROCESSING SECTION

AB 4/19

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SEC FILE NUMBER
8-10438

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MANHATTAN CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem **212-756-3155**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KA 5/17/06

OATH OR AFFIRMATION

I, Cheryl M. Kallem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FIRST MANHATTAN CO., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Senior Managing Director – Operations
Title

Notary Public 2/27/06

LAURA B. MARINO
Notary Public, State of New York
No. 01MA4899870
Qualified in New York County
Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Registered Public Accounting Firm's report on internal control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

First Manhattan Co.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Cheryl M. Kallem, and I, Neal K. Stearns affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to First Manhattan Co. (the "Firm"), at December 31, 2005 is true and correct. We further affirm that neither the firm nor any partner, proprietor, principal officer, or senior managing director has any proprietary interest in any account classified solely as that of a customer and that the statement of financial condition of the firm is made available to all firm members and allied members of the New York Stock Exchange, Inc.

2-27-06

Senior Managing Director Date

Neal K Stearns 2.27.06

Senior Managing Director Date

Subscribed and Sworn to before me
On this 27th day of February, 2006

Notary Public

LAURA B. MARINO
Notary Public, State of New York
No. 01MA4899870
Qualified in New York County
Commission Expires September 10, 2009

First Manhattan Co.

Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
First Manhattan Co.

We have audited the accompanying statement of financial condition of First Manhattan Co., (the "Firm") as of December 31, 2005. This statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Firm's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of First Manhattan Co. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

February 14, 2006

Ernst + Young LLP

First Manhattan Co.

Statement of Financial Condition

December 31, 2005

Assets	
Cash in banks	$ 3,222,091
U.S. Treasury obligations, at market, deposited in a special reserve bank account for the exclusive benefit of customers	2,083,962
Receivable from clearing broker, net	473,405
Investment advisory fees receivable	5,483,492
Investments owned by the Firm or contributed as capital by partners, at market or fair value:	
U.S. Government securities	24,131,621
Other	11,291,947
Secured demand notes receivable, fully collateralized	7,912,500
Exchange memberships, at adjusted cost (market value—$3,500,000)	31,000
Fixed assets, net of accumulated depreciation and amortization of $3,531,801	776,685
Other assets	1,168,782
	$ 56,575,485
Liabilities and net worth	
Accounts payable and accrued expenses	$ 7,975,743
Secured demand notes	7,912,500
Total liabilities	15,888,243
Net worth	40,687,242
	$ 56,575,485

First Manhattan Co.

Notes to Statement of Financial Condition

December 31, 2005

1. First Manhattan Co. (the "Firm") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The firm is engaged in the business of providing investment advisory, securities brokerage and related services. The brokerage settlement and custody activities for client accounts are performed under the Firm's supervision by Pershing LLC. The Firm is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company. The Firm and/or its affiliates serve as investment advisors, general partners and/or administrators to various investment vehicles organized and managed by the Firm.

2. Secured demand notes from limited partners (maturing January 31, 2014) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $9,202,451, has also been contributed by the limited partners, and is included in Other Investments.

3. The Firm is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Firm has elected to use the alternative method, which requires that the Firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, the Firm had net capital, as defined, of approximately $30.4 million which exceeded the minimum net capital requirement by $30.1 million.